FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5

(Print or Type Responses)

1. Name and Address of Reporting Person* Murmann, Klaus H.	2. Issuer Name and Ticker or Trading Symbol Sauer-Danfoss Inc. (SHS)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) x Director x 10% Owner x Officer (give title below) Other (specify below) Chairman
(Last) (First) (Middle) Bismarckallee 24	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year 11/18/2002	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person
(Street) D24105 Kiel, Germany		5. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/18/02		S		525,000	D(1)	$5.58	0 (1)
Common Stock	11/18/02		P		525,000	A(1)	$5.58	7,913,825 (2)	I	(2)
Common Stock								10,474,000 (3)	I	(3)
Common Stock								4,000 (4)	D
Common Stock								4,000 (5)	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Excercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:
See attached.	John Langrick **Signature of Reporting Person John N. Langrick, Attorney-in-Fact	11/19/02 Date
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, see Instruction 6 for procedure.

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required to respond unless the form displays a currently valid OMB Number.

Explanation of Responses

Name and Address of Reporting Person:                   Klaus H. Murmann
                                                                                Bismarckallee 24
                                                                                D 24105 Kiel, Germany

Issuer and Ticker Symbol:     Sauer-Danfoss Inc. (SHS)

Date of Event Requiring Statement:     November 18, 2002

    (1)     EMF Europaische Marketing und Finanzmanagement Aktiengesellschaft, a Germany corporation ("EMF"), which is not a reporting person, has transferred these shares to Sauer Holding GmbH, a Germany limited liability company ("Sauer Holding"), which was an indirect owner of these shares as the general partner of EMF. Klaus H. Murmann and Sauer GmbH, a Germany limited partnership, as limited partners that share the right to vote on investment decisions of Sauer GmbH & Co. Hydraulik KG, a Germany limited partnership ("Hydraulik"), which is the 100% owner of EMF, were indirect owners of these shares prior to the reported transfer. Hydraulik is not a reporting person. Sauer Holding and Sauer GmbH are 10% owners of the issuer. Klaus H. Murmann is an officer, director, and 10% beneficial owner of the issuer. These shares were also owned indirectly prior to the transfer by Klaus Murmann & Co. KG, a Germany limited partnership ("Murmann KG"), as a result of its 100% ownership of Sauer Holding. Murmann KG may be deemed to be a 10% owner of the issuer. These shares were also owned indirectly prior to the transfer by Klaus H. Murmann and Hannelore Murmann, as the general partners of Murmann KG, and by Sven Murmann, Nicola Keim, Ulrike Murmann-Knuth, Jan Murmann, Anja Murmann, Christa Zoellner, and Britta Zoellner, as limited partners who share the right to vote on investment decisions in Murmann KG. Sven Murmann and Nicola Keim are directors and may be deemed to be 10% beneficial owners of the issuer. Hannelore Murmann, Ulrike Murmann-Knuth, Jan Murmann, Anja Murmann, Christa Zoellner, and Britta Zoellner may be deemed to be 10% beneficial owners of the issuer. As described in note (2), these shares continue to be owned indirectly by Murmann KG, Klaus H. Murmann, Hannelore Murmann, Sven Murmann, Nicola Keim, Ulrike Murmann-Knuth, Jan Murmann, Anja Murmann, Christa Zoellner, and Britta Zoellner.

    (2)     These shares are owned directly by Sauer Holding. These shares are owned indirectly by Murmann KG, the 100% owner of Sauer Holding. These shares are also owned indirectly by Klaus H. Murmann and Hannelore Murmann as the general partners of Murmann KG and by Sven Murmann, Nicola Keim, Ulrike Murmann-Knuth, Jan Murmann, Anja Murmann, Christa Zoellner, and Britta Zoellner as limited partners of Murmann KG who share the power to vote on investment decisions. Klaus H. Murmann and Hannelore Murmann each disclaim beneficial ownership of 6,369,838 of these securities. Sven Murmann, Nicola Keim, Ulrike Murmann-Knuth, Jan Murmann, and Anja Murmann each disclaim beneficial ownership of 6,721,212 shares of these securities. Christa Zoellner and Britta Zoellner each disclaim beneficial ownership of 7,710,440 shares of these securities. This report shall not be deemed an admission that any of Klaus H. Murmann, Hannelore Murmann, Sven Murmann, Nicola Keim, Ulrike Murmann-Knuth, Jan Murmann, Anja Murmann, Christa Zoellner, or Britta Zoellner is the beneficial owner of the disclaimed securities for purposes of Section 16 or for any other purpose.

    (3)     These shares are owned directly by Sauer GmbH, which is a 10% owner of the issuer. These shares are owned indirectly by Sauer Holding, as a result of its owning 100% of Sauer GmbH. These shares are also owned indirectly by Murmann KG, the 100% owner of Sauer Holding. These shares are also owned indirectly by Klaus H. Murmann and Hannelore Murmann as the general partners of Murmann KG and by Sven Murmann, Nicola Keim, Ulrike Murmann-Knuth, Jan Murmann, Anja Murmann, Christa Zoellner, and Britta Zoellner as limited partners of Murmann KG who share the power to vote on investment decisions. Klaus H. Murmann and Hannelore Murmann each disclaim beneficial ownership of 8,429,717 shares of these securities. Sven Murmann, Nicola Keim, Ulrike Murmann-Knuth, Jan Murmann, and Anja Murmann each disclaim beneficial ownership of 8,894,719 shares of these securities. Christa Zoellner and Britta Zoellner each disclaim beneficial ownership of 10,203,844 shares of these securities. This report shall not be deemed an admission that any of Klaus H. Murmann, Hannelore Murmann, Sven Murmann, Nicola Keim, Ulrike Murmann-Knuth, Jan Murmann, Anja Murmann, Christa Zoellner, or Britta Zoellner is the beneficial owner of the disclaimed securities for purposes of Section 16 or for any other purpose.

    (4)     These shares are owned directly by Sven Murmann.

    (5)     These shares are owned directly by Nicola Keim.

Joint Filer Information

Name:     Hannelore Murmann

Address:     Bismarckallee 24, D 24105 Kiel, Germany

Designated Filer:     Klaus H. Murmann

Issuer and Ticker Symbol:     Sauer-Danfoss Inc. (SHS)

Date of Event Requiring Statement:     November 18, 2002

                                                                                        By:   John Langrick
                                                                                                John Langrick, as Attorney-in-fact

Joint Filer Information

Name:     Sven Murmann

Address:     Bottgerstr. 15, D 20148 Hamburg, Germany

Relationship to Issuer:     Director and 10% Owner

Designated Filer:     Klaus H. Murmann

Issuer and Ticker Symbol:     Sauer-Danfoss Inc. (SHS)

Date of Event Requiring Statement:     November 18, 2002

                                                                                        By:    John Langrick
                                                                                                John Langrick, as Attorney-in-fact

Joint Filer Information

Name:     Nicola Keim

Address:     Schmorellplatz 7, D 81545 Munchen, Germany

Relationship to Issuer:     Director and 10% Owner

Designated Filer:     Klaus H. Murmann

Issuer and Ticker Symbol:     Sauer-Danfoss Inc. (SHS)

Date of Event Requiring Statement:     November 18, 2002]

                                                                                        By:    John Langrick
                                                                                                John Langrick, as Attorney-in-fact

Joint Filer Information

Name:     Ulrike Murmann-Knuth

Address:     Hansastrasse 47, D 20144 Hamburg, Germany

Designated Filer:     Klaus H. Murmann

Issuer and Ticker Symbol:     Sauer-Danfoss Inc. (SHS)

Date of Event Requiring Statement:     November 18, 2002

                                                                                        By:    John Langrick
                                                                                                John Langrick, as Attorney-in-fact

Joint Filer Information

Name:     Jan Murmann

Address:     Parkallee 3 D 20144 Hamburg, Germany

Designated Filer:     Klaus H. Murmann

Issuer and Ticker Symbol:     Sauer-Danfoss Inc. (SHS)

Date of Event Requiring Statement:     November 18, 2002

                                                                                        By:    John Langrick
                                                                                                John Langrick, as Attorney-in-fact

Joint Filer Information

Name:     Anja Murmann

Address:     312 E. 22nd, Apt. PHB, New York, New York 10010

Designated Filer:     Klaus H. Murmann

Issuer and Ticker Symbol:     Sauer-Danfoss Inc. (SHS)

Date of Event Requiring Statement:     November 18, 2002

                                                                                        By:    John Langrick
                                                                                                John Langrick, as Attorney-in-fact

Joint Filer Information

Name:     Christa Zoellner

Address:     Bismarckallee 24, D 24105 Kiel, Germany

Designated Filer:     Klaus H. Murmann

Issuer and Ticker Symbol:     Sauer-Danfoss Inc. (SHS)

Date of Event Requiring Statement:     November 18, 2002

                                                                                        By:    John Langrick
                                                                                                John Langrick, as Attorney-in-fact

Joint Filer Information

Name:     Britta Zoellner

Address:     Bismarckallee 24, D 24105 Kiel, Germany

Designated Filer:     Klaus H. Murmann

Issuer and Ticker Symbol:     Sauer-Danfoss Inc. (SHS)

Date of Event Requiring Statement:     November 18, 2002

                                                                                        By:    John Langrick
                                                                                                John Langrick, as Attorney-in-fact

Joint Filer Information

Name:     Klaus Murmann & Co. KG

Address:     Sauer-Danfoss Inc., Attn: Ken McCuskey, 2800 East 13th Street, Ames, IA 50010

Designated Filer:     Klaus H. Murmann

Issuer and Ticker Symbol:     Sauer-Danfoss Inc. (SHS)

Date of Event Requiring Statement:     November 18, 2002

                                                                                        Klaus Murmann & Co. KG

                                                                                         By:   John Langrick
                                                                                                John Langrick, as Attorney-in-fact

Joint Filer Information

Name:     Sauer GmbH

Address:     Sauer-Danfoss Inc., Attn: Ken McCuskey, 2800 East 13th Street, Ames, IA 50010

Designated Filer:     Klaus H. Murmann

Issuer and Ticker Symbol:     Sauer-Danfoss Inc. (SHS)

Date of Event Requiring Statement:     November 18, 2002

                                                                                        Sauer GmbH

                                                                                        By:    John Langrick
                                                                                                John Langrick, as Attorney-in-fact

Joint Filer Information

Name:     Sauer Holding GmbH

Address:     Sauer-Danfoss Inc., Attn: Ken McCuskey, 2800 East 13th Street, Ames, IA 50010

Designated Filer:     Klaus H. Murmann

Issuer and Ticker Symbol:     Sauer-Danfoss Inc. (SHS)

Date of Event Requiring Statement:     November 18, 2002

                                                                                        Sauer Holding GmbH

                                                                                        By:    John Langrick
                                                                                                John Langrick, as Attorney-in-fact